FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 27, 2005

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Press Releases
SIEMENS AG SEGMENT INFORMATION (unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF INCOME (unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
SIEMENS AG CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures (1)

	1st quarter(2)
	2005	2004
Net income	1,001	726
(in millions of euros)
Earnings per share (3)	1.12	0.82
(in euros)

Net cash from operating and investing activities	(2,305)	(1,191)
(in millions of euros)
therein: Net cash used in operating activities	(1,256)	(597)
Net cash used in investing activities	(1,049)	(594)
Supplemental contributions to pension trusts (included in net cash used in operating activities)	(1,496)	(1,255)
Group profit from Operations	1,433	1,361
(in millions of euros)

New orders	21,537	20,490
(in millions of euros)

Sales	18,167	18,329
(in millions of euros)

	December 31, 2004	September 30, 2004
Employees (in thousands)	434	430
Germany	164	164
International	270	266

(1)	unaudited
(2)	October 1 — December 31, 2004 and 2003, respectively
(3)	Earnings per share — basic

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Press Presse Prensa For the business and financial press Munich, January 27, 2005

Siemens in the first quarter 2005 (October 1, 2004 to December 31, 2004)

•	Net income rose 38% compared to the first quarter a year earlier, reaching €1.001 billion or €1.12 per share.

•	Group profit from Operations rose to €1.433 billion from €1.361 billion in the prior-year period.

•	Orders of €21.537 billion were up 5% year-over-year, and sales of €18.167 billion were nearly level with the first quarter a year earlier.

•	Net cash from operating and investing activities was a negative €2.305 billion, including €1.5 billion in supplemental cash pension contributions. Net cash also includes increases in net working capital and acquisitions aimed at future growth.

“I am very satisfied with the first quarter of fiscal 2005. The earnings growth in Operations is in line with our expectations,” said Siemens CEO Heinrich v. Pierer. “Revenue growth is typically slow in our first fiscal quarter. Depending on exchange rate developments, we expect higher turnover growth than in the past year.”

“For fiscal 2005, we expect that the Groups known for their strong margins will continue on their successful paths. Similarly, Industrial Solutions and Services, Logistics and Assembly Systems, and Siemens Building Technologies are moving toward their respective margin targets. Furthermore, we anticipate that Transportation Systems will return to profitability for the full year. Earnings for the Information and Communications Groups are expected to be influenced by non-operating effects arising from, among other things, strategic reorientation of business activities. Nevertheless we are directing all our efforts toward increasing comparable net income* for the full fiscal year.”

*)	Comparable net income in fiscal 2004: €3.002 billion (net income of €3.405 billion excluding a pretax gains of €590 million on sale of Infineon shares plus related €246 million reversal of deferred tax liability, less a goodwill impairment of €433 million).

For the first quarter of fiscal 2005, ended December 31, 2004, Siemens reported net income of €1.001 billion, up 38% compared to the same quarter of fiscal 2004. Basic and diluted earnings per share rose to €1.12 and €1.08, respectively, from €0.82 and €0.78 per share a year earlier. Group profit from Operations rose 5%, to €1.433 billion, including a gain from the sale of a portion of shares held in Juniper Networks, Inc. Strong earnings came from Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram. In the Information and Communications business area, Communications (Com) more than offset losses in its mobile phone business with the Juniper gain, and Siemens Business Services (SBS) reported a loss in a weak operating environment. Results for these two Groups confirm the need for additional measures that will enable them to achieve their margin targets.

Finance and Real Estate activities contributed €137 million in income before income taxes, and Corporate Treasury activities yielded €104 million primarily from derivatives not qualifying for hedge accounting. While income taxes for the quarter were higher than a year earlier, the effective tax rate was lower.

First-quarter orders rose 5% for Siemens worldwide, to €21.537 billion. International orders were up 7% year-over-year, compared to a 3% decline in orders in Germany. Within international orders, a decline in Europe was more than offset by growth in other regions, including a major locomotive order in China and a large power plant order in Bahrain. Sales for Siemens worldwide were €18.167 billion for the quarter, down 1% year-over-year. International sales were level with the prior year, compared to a 5% decline in Germany. Within international sales, lower revenues in Europe were more than offset by rising sales in other regions. For Siemens worldwide, the net effect of acquisitions and dispositions added four percentage points to order growth and three percentage points to sales growth, whereas currency translation effects cut two percentage points from growth in both orders and sales.

In the first quarter, Operations used €2.298 billion in net cash in operating and investing activities compared to €1.493 billion in net cash used in the same period a year earlier. The change is due primarily to increases in net working capital and cash used in acquisitions aimed at future growth. Supplemental pension plan contributions were also higher in the current period, totaling €1.496 billion compared to €1.255 billion a year earlier. Financing and

Real Estate and Corporate Treasury activities used net cash of €7 million compared to net cash provided of €302 million a year earlier. In aggregate, operating and investing activities for Siemens worldwide used net cash of €2.305 billion in the first quarter, compared to net cash used of €1.191 billion in the prior-year period.

Operations in the first quarter of fiscal 2005

Information and Communications

Communications (Com)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	240	174	38%
Group profit margin	5.7%	3.8%

Sales	4,243	4,567	(7)%	(6)%
New orders	4,670	4,779	(2)%	(2)%

*	Excluding currency translation effects of (2)% and (1)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

At the beginning of the first quarter of fiscal 2005, Siemens combined its Information and Communication Networks (ICN) and Information and Communication Mobile (ICM) Groups into a single Group, called Communications (Com). Prior-year results have been recast into the new structure for purposes of comparison. In the first quarter, Com had sales of €4.243 billion and orders of €4.670 billion compared to €4.567 billion and €4.779 billion, respectively, a year earlier. Group profit of €240 million at Com was due primarily to a gain of €208 million from sales of a portion of its shares in Juniper Networks, Inc. The Mobile Devices business (formerly Mobile Phones) saw sales drop to €1.170 billion from €1.486 billion year-over-year, and lost €143 million compared to a profit of €64 million a year earlier. Unit volume in the Christmas quarter was 13.5 million handsets, down from 15.2 million in the prior-year period, and average selling price also declined year-over-year, from €98 to €86.

Siemens Business Services (SBS)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	(25)	44
Group profit margin	(2.0)%	3.6%

Sales	1,256	1,210	4%	(2)%
New orders	1,850	1,399	32%	15%

*	Excluding currency translation effects of (1)% on sales and orders and portfolio effects of 7% and 18% on sales and orders, respectively.

SBS took in sharply higher orders of €1.850 billion in the first quarter, primarily due to long-term outsourcing contracts partly involving acquisitions. Sales of €1.256 billion for the quarter included a new outsourcing contract with the BBC in the U.K. The change in Group profit year-over-year was due primarily to an unfavorable revenue mix, and severance charges.

Automation & Control

Automation and Drives (A&D)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	262	221	19%
Group profit margin	12.1%	10.8%

Sales	2,157	2,050	5%	7%
New orders	2,433	2,200	11%	12%

*	Excluding currency translation effects of (3)% and (2)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

A&D led all Groups with €262 million in first-quarter Group profit. Sales increased 5% to €2.157 billion. Sales growth was broad-based among A&D’s divisions and also balanced between the Group’s domestic and international markets. First-quarter orders rose 11% to €2.433 billion, as A&D continued to augment its established business in Europe and the U.S. with fast growth in the Asia-Pacific region.

Industrial Solutions and Services (I&S)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	20	15	33%
Group profit margin	1.7%	1.5%

Sales	1,183	997	19%	5%
New orders	1,466	1,129	30%	17%

*	Excluding currency translation effects of (3)% on sales and orders and portfolio effects of 17% and 16% on sales and orders, respectively.

I&S posted first-quarter Group profit of €20 million, up from €15 million a year earlier. Earnings in the current period benefited from the Group’s entry into the water systems market via its USFilter acquisition in the fourth quarter of fiscal 2004. The acquisition also enabled I&S to show substantial increases in first-quarter sales and orders, which rose to €1.183 billion and €1.466 billion, respectively.

Logistics and Assembly Systems (L&A)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	38	(37)
Group profit margin	6.6%	(6.8)%

Sales	579	542	7%	12%
New orders	592	861	(31)%	(28)%

*	Excluding currency translation effects of (4)% and (2)% on sales and orders, respectively, and portfolio effects of (1)% on sales and orders.

L&A’s first-quarter orders were €592 million, below the level of the prior-year period, which included a large order in the Middle East. First-quarter sales rose 7%, to €579 million. Group profit of €38 million included significant positive effects from foreign exchange derivatives not qualifying for hedge accounting. The Group anticipates offsetting effects in coming quarters. For comparison, the prior-year quarter included €33 million in contract charges.

Siemens Building Technologies (SBT)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	49	39	26%
Group profit margin	4.9%	3.8%

Sales	1,010	1,040	(3)%	0%
New orders	1,088	1,105	(2)%	1%

*	Excluding currency translation effects.

SBT posted Group profit of €49 million, up from €39 million in the first quarter a year earlier, due to a gain on the sale of an investment and improvements in the Group’s cost position. Sales and orders of €1.010 billion and €1.088 billion, respectively, were stable year-over-year on a comparable basis.

Power

Power Generation (PG)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	214	245	(13)%
Group profit margin	13.6%	12.9%

Sales	1,578	1,902	(17)%	(17)%
New orders	2,485	2,676	(7)%	(9)%

*	Excluding currency translation effects of (2)% on sales and orders and portfolio effects of 2% and 4% on sales and orders, respectively.

Orders at PG were €2.485 billion, including a major order in Bahrain and the first large order for PG’s new Wind Power division following its acquisition of Bonus Energy A/S. A year earlier, first-quarter orders included an exceptionally large order in Finland. Sales of €1.578 billion in the first quarter came in lower than prior-year sales of €1.902 billion. PG’s Group profit of €214 million included €29 million in cancellation gains and a significant earnings contribution from its services business. For comparison, Group profit a year earlier was €245 million.

Power Transmission and Distribution (PTD)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	52	51	2%
Group profit margin	6.2%	6.2%

Sales	834	820	2%	(3)%
New orders	1,093	1,020	7%	5%

*	Excluding currency translation effects of (3)% and (4)% on sales and orders, respectively, and portfolio effects of 8% and 6% on sales and orders, respectively.

PTD posted Group profit of €52 million in the first quarter, including a positive contribution from the Group’s acquisition of Trench Electric Holding between the periods under review. This acquisition also positively influenced sales and orders, which rose to €834 million and €1.093 billion, respectively.

Transportation

Transportation Systems (TS)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	20	32	(38)%
Group profit margin	2.0%	3.1%

Sales	1,014	1,049	(3)%	0%
New orders	1,230	1,020	21%	26%

*	Excluding currency translation effects of (1)% on sales and orders and portfolio effects of (2)% and (4)% on sales and orders, respectively.

TS posted Group profit of €20 million in the first quarter compared to €32 million in the same period a year earlier. Both periods included charges in the Group’s rolling stock business, at a significantly lower level than in intervening quarters. Sales of €1.014 billion came in lower than in the first quarter a year earlier, due primarily to sharply reduced investment in rail projects in Germany. TS responded by winning significant new orders internationally, including major contracts in China, the U.K., and Vietnam. As a result, first-quarter orders rose 21% year-over-year, to €1.230 billion.

Siemens VDO Automotive (SV)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	144	100	44%
Group profit margin	6.3%	4.9%

Sales	2,285	2,039	12%	3%
New orders	2,294	2,039	13%	4%

*	Excluding currency translation effects of (2)% on sales and orders and portfolio effects of 11% on sales and orders.

SV’s first-quarter sales and orders reached €2.285 billion and €2.294 billion, respectively. Growth was driven by acquisitions, primarily an automotive electronics unit in the U.S. With a larger revenue base and more favorable revenue mix, SV was able to increase Group profit to €144 million from €100 million in the same period a year earlier.

Medical

Medical Solutions (Med)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	215	327	(34)%
Group profit margin	13.0%	19.8%

Sales	1,656	1,648	0%	5%
New orders	2,030	1,891	7%	12%

*	Excluding currency translation effects.

Med delivered Group profit of €215 million, up slightly year-over-year excluding portfolio transactions that added €116 million to first-quarter Group profit a year earlier. Sales were level year-over-year while orders rose 7%, to €2.030 billion, on strength in Med’s imaging systems business. Both business volume and earnings were adversely affected by currency effects.

Lighting

Osram

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	120	109	10%
Group profit margin	11.1%	10.2%

Sales	1,083	1,073	1%	5%
New orders	1,083	1,073	1%	5%

*	Excluding currency translation effects.

Osram increased first-quarter Group profit 10%, to €120 million, as higher capacity utilization helped raise the Group’s earnings margin nearly a full percentage point year-over-year. Osram continued to expand internationally, particularly in Asia-Pacific, increasing first-quarter revenues to €1.083 billion.

Other Operations
Other Operations consist of centrally held equity investments and other operating businesses that are not related to a Group. Equity earnings from joint ventures, particularly BSH Bosch und Siemens Hausgeräte GmbH, were the primary contributor to first-quarter earnings from Other Operations, which increased to €84 million from €41 million in the same period a year earlier.

Corporate items, pensions and eliminations
Corporate items, pensions and eliminations improved to a negative €271 million in the first quarter from a negative €357 million in the same period a year earlier. Corporate items totaled a negative €146 million compared to a negative €174 million in the prior-year period. Centrally carried pension expense also was lower year-over-year. This was due primarily to supplemental pension funding, which increased pension plan assets and expected returns, and also to lower amortization of unrecognized net losses in the current quarter compared to the prior-year period.

Financing and Real Estate

Siemens Financial Services (SFS)

	First quarter
(€ in millions)	2005	2004	% Change
Income before income taxes	99	57	74%

	Dec. 31,	Sept. 30,
	2004	2004
Total assets	9,109	9,055	1%

Income before income taxes at SFS was €99 million compared to €57 million in the first quarter a year earlier, including higher earnings in the Group’s Equipment and Sales Financing division and a gain on the sale of an investment. In contrast, SFS took higher provisions against receivables in the first quarter a year earlier. Assets rose slightly compared to the end of fiscal 2004, despite negative currency translation effects.

Siemens Real Estate (SRE)

	First quarter
(€ in millions)	2005	2004	% Change
Income before income taxes	38	54	(30)%

Sales	384	385	0%

	Dec. 31,	Sept. 30,
	2004	2004
Total assets	3,504	3,455	1%

Income before income taxes at SRE was €38 million compared to €54 million in the first quarter a year earlier, due in part to lower occupancy rates.

Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €104 million compared to a negative €2 million in the same period a year earlier. The difference was due primarily to significantly higher positive effects from derivatives not qualifying for hedge accounting, related mainly to management of interest rate risk in both euros and U.S. dollars.

Income statement highlights for Siemens worldwide in the first quarter 2005
Siemens reported net income for the first quarter of €1.001 billion, up 38% from €726 million in the first quarter a year earlier. All three components of Siemens worldwide increased their contribution to net income, which also benefited from a lower effective tax rate compared to the prior-year period.

For Siemens worldwide, first-quarter gross profit margin increased to 30.8% from 29.8% a year earlier. A majority of the Groups in Operations improved their gross profit year-over-year, led by A&D, L&A, and I&S. These gains more than offset a volume-driven decline in gross profit at Com. Research and development expenses were nearly unchanged at 6.8% of sales. Marketing, selling and general administrative expenses rose to 19.4% of sales, compared to 18.3% in the prior-year period, mainly due to higher expenses at I&S, Com, and SBS.

Other operating income was a net €17 million in the first quarter, compared to €99 million a year earlier. The prior-year period included gains from dispositions, particularly at Med. Income from investments in other companies was a net €144 million, up from €105 million in the same period a year earlier. Income (expense) from financial assets and marketable securities was a net gain of €299 million compared to a net expense of €38 million in the prior-year period, due primarily to a gain of €208 million at Com from the sale of a portion of its shares in Juniper Networks, Inc.

Sales and order trends for the first quarter 2005
Sales for Siemens worldwide in the first quarter of fiscal 2005 were €18.167 billion, nearly level with €18.329 billion in the same period a year earlier. Orders for Siemens worldwide increased 5% to €21.537 billion compared to €20.490 billion in the prior year, primarily on the strength of international business. On a comparable basis, excluding the net effect of acquisitions and dispositions and currency translation effects, orders were up 3% and sales declined 2% year-over-year.

In Germany, sales of €4.171 billion and orders of €4.492 billion came in 5% and 3% lower, respectively, than the prior-year period. International sales remained stable, at €13.996 billion, while international orders increased 7%, to €17.045 billion. China was a key source of international growth. Sales in China were up 3% year-over-year, to €645 million, and orders surged 56%, to €1.109 billion, including a major order for new locomotive engines. This in turn kept first-quarter sales for the broader Asia-Pacific region nearly level with the prior year, at €2.014 billion, while sending first-quarter Asia-Pacific orders up 30% year-over-year, to €2.893 billion. The U.S. was another strong driver of international growth. Despite significant negative currency translation effects, U.S. sales in the first quarter rose 11% to €3.402 billion, while orders climbed 23% year-over-year, to €3.729 billion. In Europe outside Germany, sales and orders were €6.246 billion and €6.845 billion, respectively, lower than in the prior year.

Liquidity for the first quarter 2005
Within Operations, operating and investing activities used net cash of €2.298 billion, compared to net cash used of €1.493 billion in the prior year. The change is primarily due to international growth, involving both higher net working capital in existing businesses and higher cash used for acquisitions, including Bonus Energy A/S. Both periods include supplemental cash contributions to Siemens pension plans, totaling €1.496 billion in the current quarter and €1.255 billion in the prior-year period.

The two other components of Siemens worldwide, which include Financing and Real Estate and Corporate Treasury activities, used net cash in operating and investing activities of €7 million in the first quarter of fiscal 2005. These components provided net cash of €302 million in the prior-year period, primarily from positive effects related to intra-company financing. In aggregate, net cash used in operating and investing activities for Siemens worldwide in the first quarter was €2.305 billion compared to net cash used of €1.191 billion a year earlier.

Funding status of pension plans
The funding status of Siemens’ principal pension plans on December 31, 2004 improved significantly compared to the end of the prior fiscal year, with an underfunding of approximately €1.0 billion compared to an underfunding of approximately €3.1 billion at September 30, 2004. The improvement in funding status is due to supplemental and regular contributions and a higher-than-expected actual return on plan assets in the first quarter. The return on plan assets during the last three months amounted to €779 million. This represents a 17.8% return on an annualized basis, compared to an expected annualized return of 6.7%.

Economic Value Added
Beginning in fiscal 2005, Siemens adjusted its calculation of Economic Value Added (EVA), in particular the weighted average cost of capital (WACC) for our Operations Groups, to better correspond to the current operating environment. On a consistent calculation basis, EVA for Siemens worldwide was significantly improved in the first quarter primarily due to substantially higher earnings.

Subsequent event
During the first quarter, Siemens made a tender offer to acquire a majority interest in VA Technologie AG of Austria (“VA Tech”). Following the close of the first quarter, Siemens revised the terms of its offer and made it conditional on acquiring at least 90% of VA Tech shares.

Starting today at 10 a.m. CET, we will provide a live video webcast on the internet of Chairman of the Supervisory Board Dr. Karl-Hermann Baumann’s, CEO Dr. Heinrich v. Pierer’s and CFO Heinz-Joachim Neubürger’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at www.siemens.com/press/agm. A video of the speeches will be available after the live webcast. Starting at 8:30 a.m. CET, Siemens CFO Heinz-Joachim Neubürger will hold a conference with analysts and investors. You can follow the conference live on the internet by going to www.siemens.com/analystconference.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: AXX 200501.20e Wolfram Trost 80312 Munich Tel.: +49 89 636-34794 Fax: -32825 E-Mail: wolfram.trost@siemens.com

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for three months ended December 31, 2004 and 2003 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	4,670	4,779	4,140	4,486	103	81	4,243	4,567	240	174
Siemens Business Services (SBS)	1,850	1,399	946	946	310	264	1,256	1,210	(25)	44
Automation and Drives (A&D)	2,433	2,200	1,852	1,732	305	318	2,157	2,050	262	221
Industrial Solutions and Services (I&S)	1,466	1,129	954	746	229	251	1,183	997	20	15
Logistics and Assembly Systems (L&A)	592	861	538	512	41	30	579	542	38	(37)
Siemens Building Technologies (SBT)	1,088	1,105	989	1,025	21	15	1,010	1,040	49	39
Power Generation (PG)	2,485	2,676	1,567	1,900	11	2	1,578	1,902	214	245
Power Transmission and Distribution (PTD)	1,093	1,020	778	750	56	70	834	820	52	51
Transportation Systems (TS)	1,230	1,020	989	1,043	25	6	1,014	1,049	20	32
Siemens VDO Automotive (SV)	2,294	2,039	2,281	2,037	4	2	2,285	2,039	144	100
Medical Solutions (Med)	2,030	1,891	1,639	1,622	17	26	1,656	1,648	215	327
Osram	1,083	1,073	1,065	1,052	18	21	1,083	1,073	120	109
Other Operations(5)	466	440	228	278	241	154	469	432	84	41

Total Operations Groups	22,780	21,632	17,966	18,129	1,381	1,240	19,347	19,369	1,433	1,361
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,393)	(1,659)	12	37	(1,325)	(1,206)	(1,313)	(1,169)	(271)	(357)
Other interest expense	—	—	—	—	—	—	—	—	(28)	(34)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	21,387	19,973	17,978	18,166	56	34	18,034	18,200	1,134	970

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	140	132	124	106	16	26	140	132	99	57
Siemens Real Estate (SRE)	384	385	65	57	319	328	384	385	38	54
Eliminations	(3)	—	—	—	(3)	(2)	(3)	(2)	—	—

Total Financing and Real Estate	521	517	189	163	332	352	521	515	137	111

Eliminations, reclassifications and Corporate Treasury	(371)	—	—	—	(388)	(386)	(388)	(386)	104	(2)

Siemens worldwide	21,537	20,490	18,167	18,329	—	—	18,167	18,329	1,375	1,079

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	12/31/04	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	2,636	2,134	(319)		94		92	75	126	143
Siemens Business Services (SBS)	734	632	(190)		(131)		63	35	56	55
Automation and Drives (A&D)	1,941	1,951	218		213		39	53	45	49
Industrial Solutions and Services (I&S)	948	1,003	(28)		(32)		12	35	19	9
Logistics and Assembly Systems (L&A)	489	537	81		(105)		16	6	9	12
Siemens Building Technologies (SBT)	1,465	1,359	(73)		26		67	14	24	32
Power Generation (PG)	2,364	1,997	(215)		40		374	40	39	43
Power Transmission and Distribution (PTD)	1,167	1,162	24		59		31	12	15	15
Transportation Systems (TS)	203	49	(173)		(48)		15	11	12	13
Siemens VDO Automotive (SV)	3,442	3,542	198		96		106	93	96	93
Medical Solutions (Med)	3,166	3,173	6		16		56	225	47	45
Osram.	1,844	2,011	204		183		51	47	64	63
Other Operations(5)	1,799	1,672	(184)		(59)		143	12	22	17

Total Operations Groups	22,198	21,222	(451)		352		1,065	658	574	589
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,617)	(3,116)	(1,847	)(6)	(1,845	)(6)	(15)	(10)	3	12
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	44,449	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	65,030	67,927	(2,298)		(1,493)		1,050	648	577	601

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,109	9,055	(176)		(162)		80	58	46	49
Siemens Real Estate (SRE)	3,504	3,455	(103)		61		61	36	44	49
Eliminations	(384)	(576)	(26	)(6)	(22	)(6)	—	—	—	—
Total Financing and Real Estate	12,229	11,934	(305)		(123)		141	94	90	98

Eliminations, reclassifications and Corporate Treasury	1,150	(343)	298	(6)	425	(6)	—	—	—	—

Siemens worldwide	78,409	79,518	(2,305)		(1,191)		1,191	742	667	699

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.
(7)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	18,167	18,329	(388)	(386)	18,034	18,200	521	515
Cost of sales	(12,564)	(12,871)	388	386	(12,541)	(12,861)	(411)	(396)

Gross profit on sales	5,603	5,458	—	—	5,493	5,339	110	119
Research and development expenses	(1,229)	(1,246)	—	—	(1,229)	(1,246)	—	—
Marketing, selling and general administrative expenses	(3,519)	(3,350)	(1)	(1)	(3,445)	(3,285)	(73)	(64)
Other operating income (expense), net	17	99	(25)	(18)	11	89	31	28
Income from investments in other companies, net	144	105	—	—	115	92	29	13
Income (expense) from financial assets and marketable securities, net	299	(38)	69	(42)	231	16	(1)	(12)
Interest expense of Operations, net	(14)	(1)	—	—	(14)	(1)	—	—
Other interest income (expense), net	74	52	61	59	(28)	(34)	41	27

Income (loss) before income taxes	1,375	1,079	104	(2)	1,134	970	137	111
Income taxes(1)	(336)	(320)	(25)	1	(277)	(288)	(34)	(33)
Minority interest	(38)	(33)	—	—	(38)	(33)	—	—

Net income (loss)	1,001	726	79	(1)	819	649	103	78

Basic earnings per share	1.12	0.82
Diluted earnings per share	1.08	0.78

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2004 and 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Cash flows from operating activities
Net income (loss)	1,001	726	79	(1)	819	649	103	78
Adjustments to reconcile net income to cash provided
Minority interest	38	33	—	—	38	33	—	—
Amortization, depreciation and impairments	667	699	—	—	577	601	90	98
Deferred taxes	77	113	6	—	63	102	8	11
Losses (gains) on sales and disposals of businesses and real estate, net, and gain from issuance of subsidiary and associated company stock	(4)	(113)	—	—	2	(103)	(6)	(10)
Losses (gains) on sales of investments, net	(8)	3	—	—	(8)	3	—	—
(Gains) on sales and impairments of marketable securities, net	(228)	(10)	—	—	(228)	(10)	—	—
Loss (income) from equity investees, net of dividends received	(110)	(95)	—	—	(99)	(96)	(11)	1
Change in current assets and liabilities
(Increase) decrease in inventories, net	(672)	(250)	—	—	(683)	(250)	11	—
(Increase) decrease in accounts receivable, net	135	(221)	32	(41)	83	(183)	20	3
Increase (decrease) in outstanding balance of receivables sold	(67)	(14)	(57)	1	(10)	(15)	—	—
(Increase) decrease in other current assets	(348)	(31)	(314)	(27)	75	41	(109)	(45)
Increase (decrease) in accounts payable	(435)	(333)	(6)	(12)	(391)	(307)	(38)	(14)
Increase (decrease) in accrued liabilities	75	209	(13)	—	145	200	(57)	9
Increase (decrease) in other current liabilities	261	51	540	459	(351)	(447)	72	39
Supplemental contributions to pension trusts	(1,496)	(1,255)	—	—	(1,496)	(1,255)	—	—
Change in other assets and liabilities	(142)	(109)	47	55	(161)	(140)	(28)	(24)

Net cash provided by (used in) operating activities	(1,256)	(597)	314	434	(1,625)	(1,177)	55	146
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(619)	(490)	—	—	(486)	(398)	(133)	(92)
Acquisitions, net of cash acquired	(518)	(50)	—	—	(518)	(50)	—	—
Purchases of investments	(54)	(202)	—	—	(46)	(200)	(8)	(2)
Purchases of marketable securities	(2)	(17)	(1)	(8)	(1)	(9)	—	—
(Increase) decrease in receivables from financing activities	(284)	(241)	(80)	(9)	—	—	(204)	(232)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	57	(1)	—	—	(57)	1
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	115	184	—	—	84	129	31	55
Proceeds from sales and dispositions of businesses	1	193	—	—	1	193	—	—
Proceeds from sales of marketable securities	312	29	8	9	293	19	11	1

Net cash provided by (used in) investing activities	(1,049)	(594)	(16)	(9)	(673)	(316)	(360)	(269)
Cash flows from financing activities
Proceeds from issuance of common stock	—	1	—	—	—	1	—	—
Purchase of common stock	(114)	—	—	—	(114)	—	—	—
Proceeds from re-issuance of treasury stock	20	—	—	—	20	—	—	—
Repayment of debt	—	(265)	—	(265)	—	—	—	—
Change in short-term debt	824	(184)	748	(288)	55	111	21	(7)
Dividends paid to minority shareholders	(26)	(26)	—	—	(26)	(26)	—	—
Intracompany financing	—	—	(2,503)	(1,565)	2,202	1,458	301	107

Net cash provided by (used in) financing activities	704	(474)	(1,755)	(2,118)	2,137	1,544	322	100
Effect of exchange rates on cash and cash equivalents	(107)	(142)	(88)	(113)	(19)	(27)	—	(2)
Net increase (decrease) in cash and cash equivalents	(1,708)	(1,807)	(1,545)	(1,806)	(180)	24	17	(25)
Cash and cash equivalents at beginning of period	12,190	12,149	11,251	11,345	908	725	31	79

Cash and cash equivalents at end of period	10,482	10,342	9,706	9,539	728	749	48	54

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2004 and September 30, 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	12/31/04	9/30/04	12/31/04	9/30/04	12/31/04	9/30/04	12/31/04	9/30/04
ASSETS
Current assets
Cash and cash equivalents	10,482	12,190	9,706	11,251	728	908	48	31
Marketable securities	1,759	1,386	1	8	1,751	1,361	7	17
Accounts receivable, net	15,291	15,470	(7)	(8)	11,035	11,275	4,263	4,203
Intracompany receivables	—	—	(9,357)	(12,257)	9,339	12,251	18	6
Inventories, net	11,850	11,358	(2)	(2)	11,799	11,295	53	65
Deferred income taxes	1,134	1,144	100	61	965	1,018	69	65
Other current assets	5,130	4,398	815	710	3,286	2,793	1,029	895

Total current assets	45,646	45,946	1,256	(237)	38,903	40,901	5,487	5,282

Long-term investments	3,855	4,122	—	—	3,530	3,790	325	332
Goodwill	6,479	6,476	—	—	6,399	6,394	80	82
Other intangible assets, net	2,317	2,514	—	—	2,306	2,501	11	13
Property, plant and equipment, net	10,506	10,683	—	1	7,051	7,242	3,455	3,440
Deferred income taxes	4,744	4,811	1,160	1,133	3,505	3,598	79	80
Other assets	4,862	4,966	41	44	2,029	2,217	2,792	2,705
Other intracompany receivables	—	—	(1,307)	(1,284)	1,307	1,284	—	—

Total assets	78,409	79,518	1,150	(343)	65,030	67,927	12,229	11,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,256	1,434	1,477	850	617	451	162	133
Accounts payable	8,819	9,326	(8)	(3)	8,643	9,109	184	220
Intracompany liabilities	—	—	(6,806)	(7,449)	677	1,703	6,129	5,746
Accrued liabilities	9,215	9,240	124	6	8,972	9,055	119	179
Deferred income taxes	1,665	1,522	(180)	(282)	1,575	1,528	270	276
Other current liabilities	11,763	11,850	401	452	11,036	11,173	326	225

Total current liabilities	33,718	33,372	(4,992)	(6,426)	31,520	33,019	7,190	6,779

Long-term debt	9,712	9,785	8,467	8,538	689	750	556	497
Pension plans and similar commitments	2,878	4,392	—	—	2,878	4,392	—	—
Deferred income taxes	508	569	180	184	217	274	111	111
Other accruals and provisions	3,748	4,016	25	25	3,393	3,586	330	405
Other intracompany liabilities	—	—	(2,530)	(2,664)	391	457	2,139	2,207

	50,564	52,134	1,150	(343)	39,088	42,478	10,326	9,999

Minority interests	533	529	—	—	533	529	—	—
Shareholders’ equity
Common stock, no par value Authorized: 1,113,290,106 and 1,113,285,711 shares, respectively Issued: 891,080,106 and 891,075,711 shares, respectively	2,673	2,673
Additional paid-in capital	5,129	5,121
Retained earnings	26,448	25,447
Accumulated other comprehensive income (loss)	(6,846)	(6,386)
Treasury stock, at cost 1,503,241 and 250 shares, respectively	(92)	—

Total shareholders’ equity	27,312	26,855	—	—	25,409	24,920	1,903	1,935

Total liabilities and shareholders’ equity	78,409	79,518	1,150	(343)	65,030	67,927	12,229	11,934

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 27, 2005	/s/ Dr. Ralf Thomas
	Name:	Dr. Ralf Thomas
	Title:	Vice President Reporting and Taxes

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller